

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 6, 2020

Xiaoyang Huang
Chief Executive Officer
HiTek Global Inc.
Unit 304, No. 30 Guanri Road, Siming District,
Xiamen City, Fujian Province, People's Republic of China

>   **Re: HiTek Global Inc.**
>   **Amendment No. 10 to Registration Statement on Form F-1**
>   **Filed February 28, 2020**
>   **File No. 333-228498**

Dear Ms. Huang:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Overview, page 1

1. Given the recent Coronavirus outbreak in China and other countries, please tell us whether you expect the outbreak to have a material impact on your revenues in your current or future financial periods, and if so, disclose this in your filing. In addition, consider including a related risk factor.

Executive Compensation, page 62

2. Please update your executive compensation disclosure to include your recently completed fiscal year. Please refer to Item 6.B. of Form 20-F.

Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Office Chief
Office of Trade and Services